UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2003

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
          For the transition period from ____________ to ____________

Commission file number 1-10888

A. Full title of the plan and the address of the plan:

ATOFINA CAPITAL ACCUMULATION PLAN
15710, JFK Boulevard
Houston, Texas 77032

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TOTAL S.A.
2 place de la Coupole
La Défense 6
92400 Courbevoie France
Paris France

Report of Independent Registered Public Accounting Firm

The Administrative Committee
ATOFINA Capital Accumulation Plan:

We have audited the accompanying statements of net assets available for plan benefits of the ATOFINA Capital Accumulation Plan (the Plan) as of December 31, 2003 and 2002 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2003 and 2002 and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i — schedule of assets (held at end of year) as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Houston, Texas
June 23, 2004

ATOFINA CAPITAL ACCUMULATION PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2003 and 2002

	2003	2002
Investments, at fair value	$247,963,465	198,825,216
Employer contributions receivable	6,288	9,601
Due from Trustee for securities sold	1,436,853	3,922,072
Accrued interest receivable	46,032	22,106
Accrued dividends receivable	443,336	209,384

Plan assets	249,895,974	202,988,379
Administrative expenses payable	58,917	38,682
Due to Trustee for securities purchased	—	2,772,020

Net assets available for plan benefits	$249,837,057	200,177,677

See accompanying notes to financial statements.

ATOFINA CAPITAL ACCUMULATION PLAN
Statements of Changes in Net Assets Available for Plan Benefits
Years ended December 31, 2003 and 2002

	2003	2002
Contributions:
Employee	$9,710,484	9,160,799
Employer	5,736,843	5,464,216
Rollovers	274,825	511,422

Total contributions	15,722,152	15,136,437

Investment income (loss):
Interest	916,109	798,766
Dividends	3,342,770	2,930,416
Net appreciation in fair value of American Depositary Shares and Warrants	27,968,079	5,296,724
Net appreciation (depreciation) in fair value of mutual funds	10,502,619	(5,399,759)
Net appreciation (depreciation) in fair value of common collective trust funds	5,138,409	(4,002,440)

Total investment income (loss)	47,867,986	(376,293)
Payments to participants	(13,641,336)	(17,234,972)
Administrative expenses	(289,422)	(293,568)

Net increase (decrease) in net assets available for plan benefits	49,659,380	(2,768,396)
Net assets available for plan benefits:
Beginning of year	200,177,677	202,946,073

End of year	$249,837,057	200,177,677

See accompanying notes to financial statements.

ATOFINA CAPITAL ACCUMULATION PLAN
Notes to Financial Statements
December 31, 2003 and 2002

(1)	Description of the Plan

(a)	General

The ATOFINA Capital Accumulation Plan (the Plan) operates for the benefit of certain employees of TOTAL S.A. (formerly Total Fina Elf S.A.) (the Company), a French company that is publicly traded on the New York Stock Exchange, and an indirectly wholly owned subsidiary, American Petrofina Holding Company (APHC), hereafter referred to as the “employing companies.”

The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The following description of the Plan is provided for general purposes only. Participants should refer to the Plan document as amended for more complete information.

The Plan is administered by an administrative committee (the Committee) appointed by and acting on behalf of the board of directors of the Company. Pursuant to the Plan’s trust agreement, an independent trustee (the Trustee) maintains custody of the Plan’s assets. Boston Safe Deposit and Trust Company serves as the Trustee, and Hewitt Associates LLC serves as the independent record keeper.

Effective May 6, 2003, Total Fina Elf S.A. changed its name to TOTAL S.A. In conjunction with the name change, Total Fina Elf S.A. American Depositary Shares (ADS) and Warrants became TOTAL S.A. ADS and Warrants.

(b)	Eligibility

An employee is eligible to participate in the Plan immediately upon employment. However, no employee may become a participant if the employee is a member of a collective bargaining unit, the recognized representative of which has not agreed to participation in the Plan by members of such unit. Participants are eligible for Company matching contributions after one year of employment.

(c)	Contributions

Participants may elect to contribute up to 15% on a pretax basis, up to 6% on an after-tax basis or a combination of pretax and after-tax contributions not exceeding 15% of their basic compensation. Eligible employees are automatically deemed to have made a pretax election of 6% unless the employee has affirmatively elected to make no pretax contributions or elected to make pretax contributions in a different amount. Prior to January 1, 2003, a participant could have elected to change his or her election under the Plan on the first day of the next calendar quarter. Effective January 1, 2003, a participant may elect to change his or her election under the Plan on a weekly basis. Participants who are age 50 or older before the close of the plan year may elect to make a catch-up contribution subject to certain limitations under the Internal Revenue Code of 1986, as amended (the Code) ($1,000 and $2,000 per participant in 2002 and 2003, respectively). Eligible participants may also elect to rollover qualified distributions as defined in the Plan document.

For each participant, the employing company will contribute an amount up to 6% of the participant’s basic compensation for the pay period (Matching Contribution). Participants must contribute a minimum of 3% pretax contributions before the Company will match after-tax contributions. The

ATOFINA CAPITAL ACCUMULATION PLAN
Notes to Financial Statements
December 31, 2003 and 2002

Company does not match employee catch-up contributions. Matching Contributions are reduced by participants’ forfeitures.

Employee contributions and matching contributions are paid to the Trustee in cash.

(d)	Vesting Provisions

Participants are vested immediately in their contributions plus actual earnings thereon. Effective January 1, 2001, active participants are 100% vested in Matching Contributions at all times.

(e)	Investments

Each participant’s account is credited with his or her contribution, the Matching Contribution, and an allocation of plan earnings or losses and administrative expenses. Allocations are based on the proportion that each participant’s account balance bears to the total of all participant account balances. The benefit to which a participant is entitled is the vested portion of the benefit that can be provided from the participant’s account.

(f)	Investment Options

Participants may direct the investment of their existing account balance and all contributions into three mutual funds, three common collective trust funds, or TOTAL S.A. ADS. The TOTAL S.A. Warrants (Warrants) expired on August 5, 2003. Effective July 1, 2003, the Plan was amended to allow for all remaining investments in Warrants still held on or after July 29, 2003, to be exchanged for TOTAL S.A. ADS.

(g)	Participant Loans

A participant may borrow from his or her account an amount which, when added to the greater of the total outstanding balance of all other loans to such participant from the Plan or the highest outstanding balance of all such loans for the one-year period ending the day before the date of the loan, does not exceed the lesser of $50,000 or 50% of the participant’s vested account balance. Any such loan made to a participant shall be evidenced by a promissory note payable to the Plan, shall bear a reasonable rate of interest, shall be secured by the borrowing participant’s vested interest under the Plan and shall be repayable within five years; provided, however, that if such loan is to be used to acquire or construct any dwelling unit which within a reasonable time is to be used as a principal residence of the participant, the Committee may direct the Trustees to make such loan repayable over such period greater than five years. No withdrawal pursuant to any of the withdrawal provisions of the Plan may be made by a participant to whom a loan is outstanding from the Plan unless the Committee is satisfied that such loan will remain nontaxable and fully secured by the withdrawing participant’s vested interest under the Plan following such withdrawal.

ATOFINA CAPITAL ACCUMULATION PLAN
Notes to Financial Statements
December 31, 2003 and 2002

(h)	Distributions and Forfeitures

Upon termination of service for any reason, a participant may receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account. An active participant may withdraw after-tax contributions and Matching Contributions made before 1984 and earnings thereon. At any time, a participant age 59-1/2 or older may withdraw his or her total account. Participants had requested distributions in the amount of $425,870 and $8,244 at December 31, 2003 and 2002, respectively, that had not yet been paid by the Trustee.

(i)	Plan Termination

Although they have not expressed any intent to do so, the employing companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(j)	Expenses of Administering the Plan

All external costs and expenses incurred in administering the Plan, including the fees and expenses of the Trustee, the fees of its counsel, accounting fees, and record keeper fees, are the responsibility of the Plan.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with United States generally accepted accounting principles.

(b)	Valuation of Investments

Investments are reported at fair market value. The TOTAL S.A. ADS, Warrants, and mutual funds are valued based upon quoted market prices. The common collective trust funds are stated at fair value, as determined by the assets’ trustee, by reference to published market data, if available, of the underlying assets. Participant loans are valued at cost, which approximates fair value. Security transactions are recorded on a trade date basis. Interest is recorded as earned, and dividends are recorded on the ex-dividend date.

Net appreciation (depreciation) in the fair value of investments includes realized gains (losses) on the sale of investments and unrealized appreciation (depreciation) in fair value of investments.

(c)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(d)	Payment of Benefits

Payment to participants are recorded as the benefits are paid.

ATOFINA CAPITAL ACCUMULATION PLAN
Notes to Financial Statements
December 31, 2003 and 2002

(3)	Investments

The fair market values of individual assets that represent 5% or more of the Plan’s net assets at December 31, 2003 and 2002 are as follows:

2003:
Balanced Fund	$16,896,914
Emerging Leaders Fund	15,435,662
Equity Index Fund H	24,118,104
New Perspective Fund	21,216,859
Pooled Employee Funds Daily Liquidity Fund	56,294,594
TOTAL S.A. ADS	98,784,861
2002:
Equity Index Fund H	$15,486,304
New Perspective Fund	11,161,339
Pooled Employee Funds Daily Liquidity Fund	23,919,889
TOTAL S.A. ADS	112,813,945

(4)	TOTAL S.A. ADS and Warrants

Each participant is entitled to exercise voting rights attributable to the TOTAL S.A. ADS allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. If the participant does not direct the Trustee as to the voting of the TOTAL S.A. ADS, the Trustee will vote the TOTAL S.A. ADS in the same proportion as the votes received by the Trustee.

The Warrants were the result of the PetroFina S.A. and Fina, Inc. merger on August 5, 1998. Participants who held shares of Fina, Inc. stock in the Plan at that time received the PetroFina warrants as part of the proceeds for each share of Fina, Inc. stock in their accounts. In connection with a tender offer made on May 6, 1999 by Total S.A., all outstanding PetroFina warrants were exchanged for Total S.A. warrants. Following the consolidation of Total Fina Elf S.A., all Total S.A. warrants were exchanged for Total Fina Elf S.A. warrants. Each Warrant entitled the participant to acquire one TOTAL S.A. ADS at a price of $46.94. Warrants expired on August 5, 2003. Participants could direct the trustee to exercise or sell the Warrants prior to their expiration. Effective July 1, 2003, the Plan was amended to allow for the exchange of all Warrants, still held on or after July 29, 2003 and prior to August 5, 2003, for TOTAL S.A. ADS to avoid the loss in value that would result from holding the Warrants on their expiration date, for those participants who failed to take any action with respect to the Warrants.

(5)	Concentration of Investments

The Plan’s investment in TOTAL S.A. ADS and Warrants represents 40% and 57% of total investments as of December 31, 2003 and 2002, respectively. The Company is an international integrated oil and gas and specialty chemical company which engages in all areas of the petroleum industry, from exploration and production to refining and shipping.

ATOFINA CAPITAL ACCUMULATION PLAN
Notes to Financial Statements
December 31, 2003 and 2002

(6)	Federal Income Taxes

The Plan has obtained from the Internal Revenue Service a determination letter dated October 30, 2002 indicating that the Plan qualifies under the provision of Section 401(a) of the Code and, accordingly, is exempt from federal income taxes under Section 501(a) of the Code. The Plan has been amended since receiving the letter; however, the Company believes that the Plan is designed and continues to operate in accordance with the applicable provisions of the Code at December 31, 2003 and 2002.

(7)	Reconciliation to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	2003	2002
Net assets available for plan benefits per the financial statements	$249,837,057	200,177,677
Amounts allocated to withdrawing participants	(425,870)	(8,244)

Net assets available for plan benefits per the Form 5500	$249,411,187	200,169,433

The following is a reconciliation of withdrawals per the financial statements to the Form 5500:

	Year ended December 31
	2003	2002
Payments to participants per the financial statements	$13,641,336	17,234,972
Add amounts allocated to withdrawing participants at December 31, 2003 and 2002, respectively	425,870	8,244
Less amounts allocated to withdrawing participants at December 31, 2002 and 2001, respectively	(8,244)	(558,757)

Payments to participants per the Form 5500	$14,058,962	16,684,459

Amounts allocated to withdrawing participants are recorded on the Form 5500 for withdrawals that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

(8)	Risks and Uncertainties

The Plan provides for investments in TOTAL S.A. ADS, mutual funds, and common collective trust funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that significant changes in the values of investment securities will occur in the near term.

ATOFINA CAPITAL ACCUMULATION PLAN
Notes to Financial Statements
December 31, 2003 and 2002

(9)	Party-in-Interest Transactions

The Plan engages in investment transactions with funds managed by The Boston Company, Inc., an affiliate of the Trustee and is therefore considered a party in interest with respect to the Plan. In addition, the Plan invests in TOTAL, S.A. ADS which are shares and units of Company securities. The Company is the parent of the sponsor of the Plan; therefore, these transactions qualify as party-in-interest transactions. These transactions are covered by an exemption from the “prohibited transaction” provisions of ERISA and the Code.

Schedule 1

ATOFINA CAPITAL ACCUMULATION PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2003

		Current
Identity of issue	Description of investment	value
TOTAL S.A.*	American Depositary Shares	$98,784,861
American Funds, Inc.	Balanced Fund	16,896,914
American Funds, Inc.	New Perspective Fund	21,216,859
Dreyfus Funds	Emerging Leaders Fund	15,435,662
Barclays Global Investors	Equity Index Fund H	24,118,104
Barclays Global Investors	U.S. Debt Market Index Fund	7,729,493
The Boston Company, Inc.*	Pooled Employee Funds Daily Liquidity Fund	56,294,594
Barclays Global Investors	Cash	268
Participant Loans*	Interest rates ranging from 5.25% to 11%	7,486,710

		$247,963,465

* Indicates a party in interest.

See accompanying report of independent registered public accounting firm.

SIGNATURE

The Plan. Pursuant to the requirements for the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

ATOFINA CAPITAL ACCUMULATION PLAN
Dated: June 23, 2004	/s/ Carolyn Sanders
Carolyn Sanders, Vice President and
Chairman, Administrative Committee

INDEX TO EXHIBIT

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm